Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 13 JUNE 2019

(2) CHANGE IN SHAREHOLDER REPRESENTATIVE SUPERVISOR AND

(3) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board is pleased to announce that the ordinary resolutions and the special resolution were duly passed by way of poll at the AGM.

Reference is made to the notice (the “AGM Notice”) of annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 26 April 2019. Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice.

POLL RESULTS OF THE AGM

The board of directors (the “Directors” or each a “Director”) of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice were approved by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM. The poll results in respect of the resolutions are as follows:

RESOLUTIONS		Number of votes and percentage
		For	Against	Abstain from voting
THAT the following ordinary resolutions were reviewed and approved

1.	To review and approve the work report of the board of directors of the Company for 2018	3,301,648,474 99.95%	791,099 0.02%	941,450 0.03%

2.	To review and approve the work report of the supervisory committee of the Company for 2018	3,301,683,424 99.95%	767,599 0.02%	930,000 0.03%

RESOLUTIONS		Number of votes and percentage
		For	Against	Abstain from voting
3.	To review and approve the audited financial statements of the Company for 2018	3,301,717,524 99.95%	724,449 0.02%	939,050 0.03%

4.	To review and approve the profits distribution proposal of the Company for 2018	3,299,162,774 99.87%	3,330,199 0.10%	888,050 0.03%

5.	To review and approve the financial budget proposal of the Company for 2019	3,301,741,374 99.95%	755,549 0.02%	884,100 0.03%

6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors to the Company for 2019 and to authorize the Board and the audit committee to determine their remunerations	3,302,043,024 99.96%	646,449 0.02%	691,550 0.02%

7.	To review and approve the proposed amendments to the Rules for the Implementation of Cumulative Voting of the Company	3,301,261,674 99.94%	1,064,899 0.03%	1,054,450 0.03%

8.	To review and approve the appointment of Mr. Xiang Lihua as a shareholder representative supervisor of the Company	3,242,746,140 98.16%	59,496,283 1.80%	1,138,600 0.04%

THAT the following special resolution is reviewed and approved

9.	To review and approve the proposed amendments to the Articles of Association of Guangshen Railway Company Limited	3,020,987,050 91.45%	280,710,373 8.50%	1,683,600 0.05%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the holders to attend and vote for or against or abstain from voting on the resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the resolutions at the AGM. No Shareholders were required to abstain from voting on any resolutions at the AGM.

CHANGE IN SHAREHOLDER REPRESENTATIVE SUPERVISOR

Following the conclusion of the AGM, Mr. Shen Jiancong ceased to be a shareholder representative supervisor of the Company. Mr. Shen Jiancong has confirmed that he has no disagreement in all aspects with the Board or the supervisory committee of the Company (the “Supervisory Committee”) and there are no matters that need to be brought to the attention of the Shareholders in relation to his retirement. The Board would like to thank Mr. Shen Jiancong for his valuable contribution to the Company during his term of service.

Mr. Xiang Lihua was appointed as a shareholder representative supervisor of the eighth session of the Supervisory Committee. Please refer to the AGM Notice dated 26 April 2019 for the biographical details of Mr. Xiang Lihua.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The amended Articles of Association of the Company became effective from the conclusion of the AGM.

PAYMENT OF 2018 FINAL DIVIDEND

A final cash dividend of RMB0.06 per Share (pre-tax) will be distributed to all H shareholders whose names appeared on the register of members of H Shares of the Company on Wednesday, 26 June 2019. The registers of members of the Company will be closed from Friday, 21 June 2019 to Wednesday, 26 June 2019 (both days inclusive). For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 20 June 2019.

The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:

Dividends payable to holders of H Shares are calculated in Renminbi and paid in Hong Kong dollars based on the following formula:

The Renminbi value of the final dividend
Final Dividend in Hong Kong Dollars	=	The average closing exchange rate of Renminbi to Hong Kong dollars as declared by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2018 final dividends to be paid to holders of H Shares, the average closing exchange rate of Hong Kong dollars to Renminbi as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 13 June 2019) was HK$1.00 to RMB0.879222. Therefore, the dividend per H Share of the Company, being RMB0.06, will be HK$0.06824.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises（《關於中國居民企業向境外H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》） (Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2018 payable to the non- resident enterprise shareholders whose names appear on the registers of members of the Company’s H Shares on Wednesday, 26 June 2019 is subject to a withholding tax at a rate of 10%. Any Shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 （《關於國稅發[1993]045 號文件廢止後有關個人所得稅徵管問題的通知》）(Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the non-resident individuals in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2018 final dividend to all individual holders of H Shares whose names appear on the registers of members of the Company’s H Shares on Wednesday, 26 June 2019, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the relevant supporting information shall be submitted to the Company within five (5) days from Wednesday, 26 June 2019, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax [2014] No. 81) 《( 關於滬港股票市場交易互聯互 通機制試點有關稅收政策的通知（財稅[2014]81 號）》) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No. 127)《關於深港股票市場交易互聯互通機制試點 有關稅收政策的通知》(( 財稅[2016]127 號)) jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investor from investing in the Company’s H shares listed on the Hong Kong Stock Exchange through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investor at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H Shares in Hong Kong to receive on behalf of the holders of H Shares in Hong Kong dividends declared in respect of the H Shares and to hold the same pending payment in trust for the holders of H Shares. Dividends payable to holders of H Shares will be paid by the Receiving Agent and dispatched on or before 12 August 2019. Dividends distributed to the holders of H Shares by mail shall be posted at the risk of the recipients.

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC, 13 June 2019

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Guo Ji’an

Yu Zhiming

Chen Xiaomei

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting